UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EVENTBRITE, INC.

(Name of issuer)

Class A Common Stock, $0.00001 par value per share

(Title of class of securities)

29975E109

(CUSIP number)

December 31, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29975E109	Page 2 of 7 Pages

(1)	Names of reporting persons Kevin Hartz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 11,978,886 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 11,978,886 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 11,978,886 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ NA
(11)	Percent of class represented by amount in Row (9) 51.0% (3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,273,601 shares of Class B Common Stock held by The Hartz Family Revocable Trust Dtd 12/4/08, of which Ms. Hartz and Mr. Hartz are co-trustees, and share voting and dispositive power; (ii) 2,627,266 shares of Class B Common Stock held by The Hartz 2008 Irrevocable Trust, dated September 15, 2008, of which Ms. Hartz and Mr. Hartz share voting and dispositive power; (iii) 1,000,000 shares of Class B Common Stock held of record by Ms. Hartz; (iv) 2,416,993 shares of Class B Common Stock subject to outstanding options that are exercisable within 60 days of December 31, 2018 held by Ms. Hartz; (v) 411,026 shares of Class B Common Stock held of record by Mr. Hartz and (vi) 1,250,000 shares of Class B Common Stock subject to outstanding options that are exercisable within 60 days of December 31, 2018 held by Mr. Hartz.

(2)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 11,500,000 shares of Class A Common Stock as of October 31, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 14, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 11,978,886 shares of Class B Common Stock held by Mr. Hartz represents 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 11,500,000 shares of Class A Common Stock and (ii) 66,752,949 shares of Class B Common Stock outstanding as of October 31, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 14, 2018).

SCHEDULE 13G

CUSIP No. 29975E109	Page 3 of 7 Pages

(1)	Names of reporting persons Julia Hartz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 11,978,886 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 11,978,886 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 11,978,886 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ NA
(11)	Percent of class represented by amount in Row (9) 51.0% (3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,273,601 shares of Class B Common Stock held by The Hartz Family Revocable Trust Dtd 12/4/08, of which Ms. Hartz and Mr. Hartz are co-trustees, and share voting and dispositive power; (ii) 2,627,266 shares of Class B Common Stock held by The Hartz 2008 Irrevocable Trust, dated September 15, 2008, of which Ms. Hartz and Mr. Hartz share voting and dispositive power; (iii) 1,000,000 shares of Class B Common Stock held of record by Ms. Hartz; (iv) 2,416,993 shares of Class B Common Stock subject to outstanding options that are exercisable within 60 days of December 31, 2018 held by Ms. Hartz; (v) 411,026 shares of Class B Common Stock held of record by Mr. Hartz and (vi) 1,250,000 shares of Class B Common Stock subject to outstanding options that are exercisable within 60 days of December 31, 2018 held by Mr. Hartz.

(2)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 11,500,000 shares of Class A Common Stock as of October 31, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 14, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The 11,978,886 shares of Class B Common Stock held by Mr. Hartz represents 16.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 11,500,000 shares of Class A Common Stock and (ii) 66,752,949 shares of Class B Common Stock outstanding as of October 31, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 14, 2018).

SCHEDULE 13G

CUSIP No. 29975E109	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Eventbrite, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

155 5th Street, 7th Floor

San Francisco, CA 94103

Item 2(a)	Name of Person Filing:

The reporting persons are:

(i)	Kevin Hartz; and

(ii)	Julia Hartz.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

155 5th Street, 7th Floor

San Francisco, CA 94103

Item 2(c)	Citizenship:

(i)	Kevin Hartz, a U.S. citizen; and

(ii)	Julia Hartz, a U.S. citizen.

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Eventbrite, Inc.

Item 2(e)	CUSIP Number:

29975E109

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 29975E109	Page 5 of 7 Pages

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 11,978,886 shares.

(b)	Percentage of Class: 51.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,978,886

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,978,886

SCHEDULE 13G

CUSIP No. 29975E109	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 29975E109	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2019.

/s/ Kevin Hartz
Kevin Hartz

/s/ Julia Hartz
Julia Hartz